

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

Dr. Roger Crystal
Chief Executive Officer
Opiant Pharmaceuticals, Inc.
233 Wilshire Blvd., Suite 280
Santa Monica, CA 90401

> **Re: Opiant Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 11, 2021**
> **File No. 333-252012**

Dear Dr. Crystal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences